

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2008

Via facsimile and US Mail

Benet J. O'Reilly, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

> **Re: Genelabs Technologies, Inc.**
> **Amendment No. 2 to Schedule TO-T filed December 3, 2008 by**
> **Gemstone Acquisition Corporation and GlaxoSmithKline plc.**
> **File No. 5-42078**

Dear Mr. O'Reilly:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

1. We note your response to prior comment 2 and reissue the comment. Your assertion that SmithKline Beecham Corporation has not been acting independently is not seemingly dispositive of whether SmithKline Beecham Corporation has been acting as a co-bidder given the nature and extent of its role in the tender offer. We note, for example, that the parties to the Agreement and Plan of Merger dated October 29, 2008 were SmithKline Beecham Corporation, Gemstone Acquisition Corporation and Genelabs Technologies, Inc. Similarly, SmithKline Beecham Corporation, Gemstone Acquisition Corporation and certain executive officers and directors of Genelabs Technologies, Inc. were parties to a Tender and Shareholder Support Agreement executed on October 29, 2008. Additionally, it would appear that Smith Kline Beecham Corporation may be a co-bidder based on the actions that SmithKline Beecham Corporation could cause its subsidiary, Gemstone Acquisition Corporation to take in order to effect the short-form merger and the potential $57 million that SmithKline Beecham could contribute to purchase shares tendered in the offer. Finally, your response has not provided an adequate assessment of why the information required pursuant to Instruction C of Schedule TO would not be material given SmithKline Beecham Corporation's level of involvement in the offer. Please revise or advise.

Closing Information

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Michelle Anderson, Chief, Office of Mergers & Acquisitions, at (202) 551-3833. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions